Exhibit 99.3

AMENDMENT TO THE LIMITED GUARANTEE

This AMENDMENT TO THE LIMITED GUARANTEE (this “Amendment”), dated as of July 31, 2017, by Mr. Herman Man Guo, Wealthy Environment Limited (“Wealthy Environment”), Ms. Dan Shao and Global Earning Pacific Limited (“Global Earning”, together with Mr. Herman Man Guo, Wealthy Environment and Ms. Dan Shao the “Guarantors”, and each a “Guarantor”), is in favor of AirMedia Group Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Guaranteed Party”).

WHEREAS, the Guarantors have entered into that certain Limited Guarantee dated as of September 29, 2015 (the “Limited Guarantee”) in favor of the Guaranteed Party;

WHEREAS, the parties to the Agreement and Plan of Merger, dated as of September 29, 2015, as amended on June 27, 2016, December 19, 2016 and the date hereof (the “Merger Agreement”), have amended the Merger Agreement as of the date hereof to, among other things, increase the Parent Termination Fee (as defined in the Merger Agreement) from $5.32 million to $10.64 million;

WHEREAS, the Guarantors and the Guaranteed Party intend to amend the Limited Guarantee as set forth below;

WHEREAS, Section 16(a) of the Limited Guarantee provides that no amendment, modification or waiver of any provision of the Limited Guarantee shall be enforceable unless approved by the Guaranteed Party and the Guarantors in writing;

NOW, THEREFORE, the Guarantors and the Guaranteed Party agree to amend the Limited Guarantee as follows:

1.	Definitions; References

Unless otherwise specifically defined herein, all capitalized terms used but not defined herein shall have the meanings ascribed to them under the Limited Guarantee. Each reference to “hereof”, “hereunder”, “herein” and “hereby” and each other similar reference and each reference to “this Limited Guarantee” and each other similar reference contained in the Limited Guarantee shall, from and after the execution of this Amendment, refer to the Limited Guarantee as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Limited Guarantee, as amended hereby, shall in all instances continue to refer to September 29, 2015, and references to “the date hereof” and “the date of this Limited Guarantee” shall continue to refer to September 29, 2015.

2.	Amendment to Merger Agreement

2.1	Amendment to Section 1 (LIMITED GUARANTEE)

Section 1 of the Limited Guarantee is hereby amended by replacing the reference to “US$6 million” therein with the text of “US$ 11.64 million.”

3.	Miscellaneous

3.1	Special Committee Consent

For purpose of Section 6.16 of the Agreement and Plan of Merger regarding the Guaranteed Party, dated as of September 29, 2015, the Guaranteed Party hereby represents and warrants to each Guarantor that the Special Committee (as defined in the aforementioned Agreement and Plan of Merger) has consented to the execution, and the performance by the Guaranteed Party, of this Amendment.

3.2	No Further Amendment

The Guarantors and the Guaranteed Party agree that all other provisions of the Limited Guarantee shall, subject to the amendment in Section 2 of this Amendment, continue unamended, be in full force and effect and constitute legal and binding obligations of the Guarantors and the Guaranteed Party. This Amendment forms an integral and inseparable part of the Limited Guarantee.

3.3	Other Miscellaneous Terms

The provisions of Sections 4, 6, 7, 10-16 of the Limited Guarantee shall apply mutatis mutandis to this Amendment, and to the Limited Guarantee as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified by this Amendment.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Limited Guarantee as of the date first set forth above.

GUARANTEED PARTY:

AIRMEDIA GROUP INC.

By:	/s/ Conor Chiahung Yang
Name:	Conor Chiahung Yang
Title:	Director

GUARANTOR:

WEALTHY ENVIRONMENT LIMITED

By:	/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Director

/s/ Herman Man Guo
Herman Man Guo

Global Earning Pacific Limited

By:	/s/ Dan Shao
Name:	Dan Shao
Title:	Director

/s/ Dan Shao
Dan Shao

[Signature Page to Amendment to the Limited Guarantee]